

Mail Stop 3561

August 28, 2008

Mr. Carlos Fabian De Sousa
Chief Financial Officer
Centenary International Corporation
Av. Roque Saenz Pena 971-8 Piso
(C1035AAE) Buenos Aires, Argentina

> **Re:** **Centenary International Corporation**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-23851**

Dear Mr. De Sousa:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief